Mail Stop 4561

May 11, 2009

Todd E. Wille
Chief Executive Officer
Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661

> **Re:** **Unify Corporation**
> **Registration Statement on Form S-4**
> **Filed April 28, 2009**
> **File No. 333-158848**
>
> **Annual Report on Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 1, 2008**
> **File No. 001-11807**

Dear Mr. Wille:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-4</u>

<u>Part II</u>

<u>Undertakings, page II-1</u>

1.  It appears that you have not included all of the relevant undertakings.  In your
    next amendment, please include the undertakings required by Item 512(a) and (h)
    of Regulation S-K, which apply to your transaction.

<u>Signatures, page II-2</u>

2.  Please identify the person signing the registration statement in the capacity of
    controller or principal accounting officer.  See Instruction 1 to the Signatures
    section of Form S-4.

<u>Annual Report on Form 10-K for Fiscal Year Ended April 30, 2008</u>

<u>Part IV</u>

<u>Item 15. Exhibits and Financial Statement Schedules, page 43</u>

<u>Exhibits 31.1 and 31.2</u>

3.  We note that you have omitted from paragraph 4 of the certifications the language
    relating to internal control over financial reporting and that you have omitted
    paragraph 4(b) in its entirety.  Please tell us the basis for omitting these statements
    from the certifications given your disclosure on page 25 relating to management's
    report on internal control over financial reporting.  It would appear that you
    should amend the Form 10-K to provide certifications that conform to the
    requirements of Item 601(b)(31) of Regulation S-K.  In addition, please ensure
    that the revised certifications do not include the title of the certifying individual in
    the introductory paragraph of the certifications.

    As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Todd E. Wille
Unify Corporation
May 11, 2009
Page 4


   Please direct any questions or concerns to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

         Sincerely,


         Maryse Mills-Apenteng
         Staff Attorney


cc:  Via Facsimile (312) 345-9995
   Jude M. Sullivan Esq.
   K&L Gates LLP

   Via Facsimile (203) 363-7676
   Michael Grundei, Esq
   Wiggin & Dana LLP